8755 W. Higgins Road
Suite 500

Chicago, IL 60631

www.littelfuse.com

July 8, 2014

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject: Comments on Littelfuse, Inc. Form 10-K for fiscal year ended December 28, 2013

Filed February 25, 2014
                Form 8-K dated May 31, 2013

Filed June 5, 2013
                File No. 0-20388

Dear Ms. Tillan,

I have reviewed the Staff’s letter dated July 1, 2014 to my attention regarding your comments related to the Form 8-K dated May 31, 2013 and filed by Littelfuse, Inc. (the “Company”) on June 5, 2013. Below are the Company’s responses to your comments.

Form 8-K dated Mary 31, 2013 and filed June 5, 2013

1.

In response to prior comment 3, you provided us with your significance calculations. Please explain to us how you determined the purchase price of $144.4 million shown in Exhibit A to your response. Reconcile that to your disclosure in Note 2 of your December 28, 2013 Form 10-K which appears to show that the U.S. GAAP purchase price was $160.4 million, including the cash acquired in the acquisition of $16 million. Explain why you believe it is appropriate to net the purchase price with the cash acquired. Refer to FASB ASC 805-30-30-7.

Response

The Company acquired 100% of the outstanding stock of Hamlin, Incorporated ("Hamlin") pursuant to a Stock Purchase Agreement dated April 15, 2013 (the "Agreement"). The Agreement provided that the purchase price for the acquisition was $145 million, subject to adjustments. As disclosed in Note 2 to the Company’s December 28, 2013 Form 10-K, the funds transferred to the Hamlin seller equaled $160.4 million, comprised of $145 million for the stock purchase, and approximately $15 million for additional cash remaining in a UK subsidiary of Hamlin (such additional $15 million being dollar-for-dollar equal to the UK subsidiary’s available cash). The $15 million in additional funds transferred was for purposes of satisfying certain UK pension regulatory concerns that would be present following the acquisition of Hamlin and, as a result, the Company decided to pay the seller the additional $15 million for the $15 million left in the UK subsidiary in lieu of the Hamlin seller distributing that $15 million and the Company depositing the same amount into the UK subsidiary concurrent with closing.

July 8, 2014

Upon reviewing the staff’s interpretive guidance in Section 2015.5 of the Division of Corporation Finance that the GAAP purchase price (i.e., the $160.4 million purchase price disclosed in the Company’s periodic reports) should be adjusted to “exclude [the] carrying value of assets transferred by the acquirer to the acquired business that will remain with the combined entity after the business combination”, the Company concluded that it could properly exclude the $15 million in cash transferred to the Hamlin seller.

While it is true that no actual transfer was made directly by the Company to the acquired business to maintain cash to satisfy ongoing and future pension obligations, in substance, the transaction was structured to result in what was effectively an intercompany transfer of cash by the Company to the UK subsidiary of Hamlin (the acquired entity), and such amounts remained with the UK subsidiary after the acquisition.

The decision to leave additional cash at the UK subsidiary (for which the Company was ultimately obligated to pay through an upward adjustment in the purchase price to the seller in connection with the Hamlin acquisition) was made by the Company, with notice to Hamlin and an adjustment to the purchase price to reflect this decision. In substance, therefore, the upward adjustment of the purchase price for Hamlin was utilized to forego the extra steps that would be necessary to document a transfer of cash by Littelfuse to the UK subsidiary and to assist in expediting the parties closing on the transaction without struggling through the administrative complexities of making an international intercompany transfer, post-closing, to a newly-acquired indirect UK subsidiary; Littelfuse could have accomplished what in substance was the same result by paying the original purchase price, without any adjustment, and thereafter transferring cash to the UK subsidiary to meet ongoing pension obligations. Thus, we believe it is reasonable to calculate the consideration transferred by excluding the $15 million attributable to the working capital balance.

2.

Also, we note that your income test uses operating income and not income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle as required by Rule 1-02(w) of Regulation S-X. Please revise or explain why the amounts shown in Appendix A of your response letter comply.

Response

The Company inadvertently included operating income in its calculation. In response to the staff’s comment, the Company has attached a revised Exhibit A to correct its calculation of the income test to use income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle.

July 8, 2014

Should you have any further questions, please do not hesitate to contact me at (773) 628-0810.

Sincerely,

/s/ Philip G. Franklin
Philip G. Franklin
Senior Vice President and Chief Financial Officer
773-628-0810

Exhibit A

Hamlin, Inc. Acquisition, 2012
Significance Test - Hamlin, Inc.
(000's)

1. Investment test

LF, Inc. Total Assets - December 29, 2012	$ 777,728
Hamlin acquisition - Consideration Transferred	$ 144,400
Significance	18.6%

2. Income test

LF, Inc. Income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle - FY 2012	$ 100,052
Hamlin, Inc. Income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle - FY 2012	$ 13,981
Significance	14.0%

3. Asset test

LF, Inc. Total Assets - December 29, 2012	$ 777,728
Hamlin Consolidated Assets @ 12/31/2012	$ 144,400
Significance	18.6%